Delisting Determination,The Nasdaq Stock Market, LLC,
April 9, 2010, Commonwealth Biotechnologies, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Commonwealth Biotechnologies, Inc. (the Company), effective at the opening of the trading session on April 19, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(b)(1), 5110(a), and 5100.
The Company was notified of the Staffs determination on July 24, 2009 and July 31, 2009. Upon review of the information provided by the Company, the Panel issed a decision dated October 20, 2009, granting the Company continued listing pursuant to an exception through January 20, 2010, by which date the Company was required to regain compliance with Listing Rules 5550(b)(1), 5110(a) and 5100.
However, the Company did not regain compliance by that date. On January 21, 2010, the Panel notified the Company that trading in the Companys securities would be suspended on January 22, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on March 8, 2010.